UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70428

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Z& G Capital Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4610 Riverstone Blvd
(No. and Street)

Missouri City (City) TX (State) 77459 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Qincheng Lan (Name) 713-766-0299 (Area Code – Telephone Number) lanqincheng@zgcapitals.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168 (Address) Sugar Land (City) Texas (State) 77479 (Zip Code)

11/30/2016 (Date of Registration with PCAOB)(if applicable) 6328 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Qincheng Lan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Z&G Capital Inc_____, as of ___December 31_____, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CCO_____

Reema Patel
Notary Public
MARCH 24, 2022

REEMA PATEL
Notary Public, State of Texas
Comm. Expires 09-10-2025
Notary ID 129553918

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [X] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [X] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Z&G Capital Inc.

**Financial Statements
and Supplemental Information
For the Year Ended December 31, 2021**

Table of Contents

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Z&G Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Z&G Capital Inc. as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Z&G Capital Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Z&G Capital Inc.'s management. Our responsibility is to express an opinion on Z&G Capital Inc. financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Z&G Capital Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Z&G Capital Inc. financial statements. The supplemental information is the responsibility of Z&G Capital Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Z&G Capital Inc.'s auditor since 2022.

Sugar Land, Texas

March 28, 2022

Assets

Cash and cash equivalents	$	23,273
Prepaid expenses and other assets		4,897
Total Assets	**$**	**28,170**

Liabilities and Shareholder's Equity

Liabilities

Total Liabilities	**$**	**-**
Shareholder's Equity		28,170
Total Liabilities and Shareholder's Equity	**$**	**28,170**

See Notes to Financial Statements.

Statement of Operations
December 31, 2021

Revenues	-
Expenses	
Compensation	-
Legal & professional services	22,020
Management fee	50,550
Technology and communications	3,742
Regulatory fees	3,497
Insurance	927
Other expenses	7,459
Total Expenses	**88,195**
Net Loss	**$ (88,195)**

See Notes to Financial Statements.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

Balance at January 1, 2021	$	90,330
Contribution	$	26,035
Net loss		(88,195)
Balance at December 31, 2021	$	28,170

See Notes to Financial Statements.

Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(88,195)
Non-cash contribution		16,035
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in assets and liabilities:		
Prepaid expenses		511
Net cash used in operating activities		(71,649)
Cash flows from financing activities:		
Capital contribution		10,000
Net cash from financing activities		10,000
Net decrease in cash and cash equivalents		(61,649)
Cash and cash equivalents, beginning of year		84,922
Cash and cash equivalents, end of year	$	23,273

See Notes to Financial Statements.

5

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Z&G Capital Inc. (the "Company") was formed on August 8, 2019, as a corporation in accordance with the laws of the State of Delaware. Z&G Capital Inc. was approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) on October 20, 2020 and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Harmonia Capital USA, Inc (the "Parent").

The Company's principal business activity and purposes of the Company is to conduct business as placement agent and facilitator of limited partnership interests in private funds and private assets sold on a best effort.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and Management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2021, cash and cash equivalents were held in a non- interest bearing account at Wells Fargo totaling $23,273.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition – Transaction based fee will be recorded on a trade-date basis as transaction occurs. For its private placement services the Company will receive fees based on success and after the transaction is completed. The Company recorded no revenue during the reporting period

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2021 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes – The Company is treated as a corporation for federal income tax. The Company is also subject to state income tax

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2021, the Company had net capital of $23,276 which was $18,273 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0 to 1.

Note 3 – Commitment and Related Party Transactions

The Company has an Expense Sharing Agreement (ESA) in place with its Parent whereby the Parent charges the Company for occupancy charges, employee compensation, travel, entertainment, marketing, technology, and business development charges. Charges allocated by the Parent are included in the Statement of Operations and totaled $50,550 for the year ended December 31, 2021.

In 2021 the Parent forgave a total of $16,035 due from the Company at various times during the year. The amounts were $6,414, $3,207, $3,207, $3,207 in September, October, November, and December respectively. The Company recorded that forgiveness as a Capital Contribution on those dates. As of December 31, 2021, the Company does not owe the Parent any amount for allocation of expenses and other cash advances.

Note 4 – Commitment and Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations,

and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 – Income Taxes

The Company has a current year tax loss. The Company has a net operating loss carryforward of approximately $149,000 available to offset future taxable income, which can be carried forward indefinitely. The net operating loss carryforward creates a deferred tax asset of approximately $31,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 – Subsequent Events

The subsequent events for the Company have been evaluated by management through March 28, 2022, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 7 – Going Concern

The firm generated $0 revenue in 2021. While the firm expects it will generate revenue in 2022, it will continue to be supported by its parent, Harmonia Capital USA, Inc through capital contributions until such time it can independently sustain its existence.

Supplemental Information

Z&G Capital Inc.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

NET CAPITAL	Schedule I	
Total stockholders'capital from statement of financial condition	$	28,170
Deductions		
Non-allowable assets:		
Prepaid expenses and other assets		(4,897)
Net Capital		23,273
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required		
Higher of 6-2/3% times aggregate indebtedness of $5,000		5,000
Excess Net Capital	$	18,273
Net Capital less greater of 10% of aggregated indebtedness		
or 120% of minimum net capital required		17,273
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		0 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the net capital reported in the Company's unaudited Form X-17a-5 as of December 31, 2021 and the Company's audited financial statements as of December 31, 2021.

Z&G Capital Inc.

Computation for Determination of Reserve Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges
Commission December 31, 2021

Schedule II

Z&G Capital Inc. states that The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: a) private placements of securities, and (b) seller of real estate securities, and (c) best efforts The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3);

Therefore, a schedule showing Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Z&G Capital Inc.

Information for Possession or Control Requirements
under Rule 15c3-3 (Exemption) of the Securities and Exchanges Commission
December 31, 2021

Schedule III

Z&G Capital Inc. states that The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: a) private placements of securities, and (b) seller of real estate securities, and (c) best efforts The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3);

Therefore, a schedule showing Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Z&G Capital Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Z&G Capital Inc states that the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) seller of real estate securities, and (c) best efforts; and The Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Z&G Capital Inc stated that Z&G Capital Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Z&G Capital Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Z&G Capital Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 28, 2022

EXEMPTION REPORT

Z&G Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) seller of real estate securities, and (c) best efforts. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3)   Z&G Capital Inc. stated that Z&G Capital Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Qincheng Lan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: Date: 03/28/2022

Qincheng Lan
Z&G Capital Inc.
4610 Riverstone Blvd.
Missouri City, TX 77459
SEC filing # 8-70428